

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2022

Aaron S. Halfacre
Chief Executive Officer, President and Director
MODIV INC.
120 Newport Center Drive
Newport Beach, CA 92660

> **Re: MODIV INC.**
> **Registration Statement on Form S-3**
> **Filed March 30, 2022**
> **File No. 333-263985**

Dear Mr. Halfacre:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Catherine De Lorenzo at 202-551-4079 or Ruairi Regan at 202-551-3269 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Mark D. Stern, Esq.